Exhibit 99.1

Lavoro announces the execution of agreements to

acquire Referência Agroinsumos

After the listing of its shares on Nasdaq, which was completed on March 1, 2023, Lavoro continues its expansion plan in Brazil

São Paulo, March 13, 2023 – Lavoro Limited (Nasdaq: LVRO; LVROW), the first agricultural inputs distributor in Latin America to have its shares listed on Nasdaq, announces the execution of an agreement to acquire a controlling interest in Referência Agroinsumos. Based in Dom Pedrito, Rio Grande do Sul, Brazil, the partneship represents Lavoro's first retail distribution operation in the state, making it an important player in the region.

Founded in 2006 by Alessandro Mainardi, Homero Quadros, and Laôni Zancan, Referência has nine distribution locations and more than 80 employees, serving approximately 2,000 customers in the cities of Bagé, São Sepé, Rosário do Sul, Pelotas, Alegrete, Cachoeira do Sul, Santa Maria, Giruá, and Dom Pedrito. The founding partners will remain at the business following closing of this transaction.

"We are very happy with the arrival of Referência to the Lavoro group. Although we already operate in Rio Grande do Sul through redistributors Casa Trevo and CATR, this acquisition represents our first input distribution operation in the state. It is a great deal, which further strengthens our brand and presence in Brazil," celebrates Ruy Cunha, Lavoro's CEO.

Referência, which sells inputs of major brands such as Bayer and Corteva, has grown approximately 43% per year in the last four years, opened seven locations in the state and reported a net revenue of approximately R$ 300 million, in the 2022 fiscal year.

The largest portion of the sales mix of the Rio Grande do Sul distributor is in the sales of pesticides and seeds, but Referência also offers a complete portfolio of granulated fertilizers and specialty products. It’s believed that the company is one of the main distributors of hybrid rice seeds in the state, and has a consistent partnership with Ricetec, one of the largest seed producers in the world.

The transaction is part of Lavoro's expansion strategy and is fully aligned with the group's business strategies. "We have great expansion plans for Referência in the coming years to strengthen of company's portfolio," adds Lavoro's CEO.

Closing of the transaction is subject to the customary conditions precedent for this type o transaction, including prior approval by the Brazilian antitrust authority (Conselho Administrativo de Defesa Econômica).

Latin America's first agricultural input distributor on Nasdaq

On March 1, 2023, Lavoro announced the beginning of trading of its shares on the Nasdaq stock exchange, under the ticker symbols "LVRO" and "LVROW". The listing follows the successful completion of its business combination with TPB Acquisition Corporation I, a special purpose acquisition company sponsored by The Production Board.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a comprehensive portfolio, we believe Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro’s 924 technical sales representatives have met with more than 60,000 customers on farms and at 193 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes. Learn more about Lavoro at www.lavoroagro.com.br.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; and opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in its capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in any annual report on Form 20-F filed by Lavoro and in Lavoro’s other filings with the U.S. Securities and Exchange Commission. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro presently does not know or that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessment to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For press information:

Hill + Knowlton Brasil

Ana Lívia Lopes | + 55 11 98845-7142

Gisele Gomes | + 55 11 99103-0946

Thiago Salles | +55 11 95602-8627

lavoro@hkbrasil.com.br